

February 1, 2011

Brian M. Beattie
Chief Financial Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043

> **Re: Synopsys, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **File No. 000-19807**

Dear Mr. Beattie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item. 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Performance graph, page 20

1.   Please ensure in future filings that the cumulative total return for the company and each of the indexes for each fiscal year is clearly discernable from the graph. Refer to Instruction 2(b) of Item 201(e) of Regulation S-K. Consider disclosing the cumulative total returns for the company and each index for each year in a separate table adjacent to the graph.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 44

2.   Please amend your filing to include a Report of your Independent Registered Public Accounting Firm that conforms to Rule 2-02 of Regulation S-X. In this regard, the opinion included on page 44 does not appear to be signed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen G. Krikorian
                                        Accounting Branch Chief